NIVEAU™
SMART**ENERGY**

MEDIA KIT



The
COMPANY

Niveau™ Brands' mission is to promote a healthy and active lifestyle by providing a high quality versatile alternative products. Our vision is to become the benchmark by which our industry is measured and to continue to set higher nutritional standards for the health, wellness, and overall fitness of all our valued customers.

www.DrinkSmartEnergy.com

Contact Us: Hello@DrinkSmartEnergy.com

The
BRAND

Niveau's™ SMART**ENERGY** is a healthy, natural, and
flavorful drink that can be consumed on its own
or added to the beverage of your choice.
We subscribe to the fact that each of us gets
but one body and we need to practice
moderation, without sacrificing fun,
in order to take care of it!



What makes us so UNIQUE?

SMARTENERGY is the healthy alternate to energy drinks. And unlike energy drinks, there's no right or wrong way to consume **SMARTENERGY**. Here are some SMART options:



1

OVER ICE



2

SHOOT IT



3

MIX IT



The PRODUCT

Currently sold in two different sizes - 750 mL and 59 mL. Our large shrink-wrapped glass bottle looks great on a back lit bar or at your next house party and contains about 25 servings of our delicious Citrus Blend flavor.
Suggested retail price: $8.99 - $10.99

For the person on-the-go, grab our small plastic 59 mL bottle and take it with you to the gym or on your next business flight. Sold in a 12 or 24 pack.
Suggested retail price: $2.49 - $2.89

WHAT MAKES SMARTENERGY SO SMART?

RHODIOLA *for* FOCUS
GREEN TEA *for* HEALTH
B VITAMINS *for* ENERGY
DMAE *for* MOOD
STEVIA *for* FLAVOR





@DrinkSmartEnergy



@DrinkSmartEnergy



@SmartEnergyUSA